Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
BeyondSpring Pharmaceuticals, Inc.	Delaware, United States
BeyondSpring Ltd.	British Virgin Islands
BeyondSpring (HK) Limited	Hong Kong
BeyondSpring Pharmaceuticals Australia Pty Ltd	Australia
Wanchun Biotechnology Limited	British Virgin Islands
Wanchun Biotechnology (Shenzhen) Ltd.	China
Dalian Wanchunbulin Pharmaceuticals Ltd.	China
SEED Therapeutics, Inc.	British Virgin Islands
SEED Technology Limited	British Virgin Islands
Beijing Wanchun Pharmaceutical Technology Ltd.	China
SEED Therapeutics US, Inc.	Delaware, United States